UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) filed by Cellebrite DI Ltd. (the “Company”) consists of the Company’s: (i) consolidated financial statements for the six months ended June 30, 2026, which are attached hereto as Exhibit 99.1 and are incorporated by reference herein; and (ii) operating and financial review and prospects (unaudited) for the six months ended June 30, 2026, which are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

This Form 6-K, including its exhibits, is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-259826) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 13, 2022 and Form S-8 (File Nos. 333-260878, 333-278130 and 333-293973) filed with the SEC on November 8, 2021, March 21, 2024 and March 3, 2026, respectively.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Consolidated financial statements of Cellebrite DI Ltd. and its subsidiaries for the six-months ended June 30, 2026.
99.2	Operating and Financial Review and Prospects for the six months ended June 30, 2026.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: August 13, 2026	By:	/s/ David Barter
David Barter
Chief Financial Officer

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